

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

James L. Dolan
Chief Executive Officer
MSG Entertainment Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

> **Re: MSG Entertainment Spinco, Inc.**
> **Draft Registration Statement on Form 10**
> **Submitted on December 3, 2019**
> **CIK No. 0001795250**

Dear Mr. Dolan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10

Exhibit 99.1
Summary
Our Strategy, page 2

1.   We note your disclosure here and in other sections of the filing that MSG Sphere will "deliver an entirely new guest experience." Please briefly describe how this new venue will provide an entirely new guest experience.

Key Challenges, page 5

2.   Please revise this section to balance the summary disclosure by providing additional detail regarding each of the key challenges that may be material to the business. Please discuss,

for example, the projected costs associated with the MSG Sphere venues and the potential costs overruns and the challenges those projects present for the business.

Questions and Answers about the Distribution, page 11

3. Please add a question and answer that briefly and clearly describes what business and assets will remain with MSG Sports and what types of business and assets will remain with the new MSG Entertainment company.

4. Please add a question and answer to discuss the reasons behind the decision of the MSG board of directors to pursue a revised plan for the separation of the sports and entertainment businesses.

Management Discussion and Analysis of Financial Condition and Results of Operations
Proposed Distribution and Basis of Presentation, page 66

5. We note your disclosure in this section that completion of the spin-off transactions requires "certain league approvals." Please briefly describe what league approvals are required.

Combined Results of Operations, page 73

6. When you identify more than one factor underlying the changes in your results please quantify, to the extent practical, the impact of each material factor identified. For example, on page 76 you identify four factors as contributing to the increase in selling general and administrative expenses, however, none are quantified. We note similar instances with respect to your discussion, of earnings(loss) in equity method investments and miscellaneous expenses, net. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960 for further guidance.

Executive Compensation
MSG's Post-Termination Compensation, page 121

7. Please advise, and revise if applicable, whether any of your named executive officers or directors will receive payments under any of your agreements' change of control provisions triggered by this spin-off transaction.

Certain Relationships and Related Party Transactions, page 139

8. We note a general description of a number of agreements with related parties on pages 139-142. To the extent possible, please disclose the material terms and quantify the amounts payable to MSG and/or you under each of these agreements. In addition, if material, please revise your MD&A section to include quantified disclosure of the ongoing financial commitments you will have to MSG in connection with the separation.

Security Ownership of Certain Beneficial Owners, page 147

9. Please include the information you have omitted from this section or tell us why you are unable to do so.

Notes to Combined Financial Statements
Note 1. Description of Business, page F-9

10. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

Note 3. Revenue Recognition, page F-26

11. We note your disclosure of disaggregation of revenue on page F-29 is based on the timing of transfer of goods or services to customers. We also note your disclosure of revenues by component on page F-9. Please tell us what the term component refers to. Please provide us with your analysis of the guidance in ASC 606-10-55-89 through 55-91 when selecting the categories to use to disaggregate revenue. In this regard, we note that in your results of operations discussion in MD&A you quantify changes in major revenue categories such as revenue from concerts, sporting events, Christmas Spectacular, entertainment, dining, and nightlife offerings, etc. Please consider whether providing disaggregated revenue on that or a similar basis might provide better context for the factors quantified in MD&A and reduce confusion between the revenue disclosures on pages F-9 and F-29, in which certain revenue types are categorized differently in the two disclosures.

12. We note your disclosure on page F-27 that performance obligations with respect to event-related revenues from the sale of tickets, venue license fees from third-party promoters, sponsorships, concessions and merchandise are satisfied at the point of sale or as the related event occurs. Please revise this disclosure to clarify which performance obligations are satisfied at the point of sale and which are satisfied as the event occurs.

13. We note your disclosure on page F-27 that management fee revenues which are earned in accordance with specific venue management agreements are recorded over the period in which the management services are performed. Please clarify whether these revenues are recognized ratably over the period or on some other basis.

James L. Dolan
MSG Entertainment Spinco, Inc.
December 23, 2019
Page 4

        You may contact Scott Stringer at (202) 551-3272 or Lyn Shenk, Accounting Branch
Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements
and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal
Branch Chief, at (202) 551-3469 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Robert W. Downes, Esq.